Exhibit 99.1

PRESS RELEASE

Banro Provides Notice of Year End 2014 Financial Results Release and Investor Conference Call

Toronto, Canada - March 31, 2015 - Banro Corporation (“Banro” or the “Company”) (NYSE MKT - “BAA”; TSX - “BAA”) intends to release its year end 2014 financial results by Monday, April 6, 2015 and follow with an investor conference call at 11:00 am EST on Tuesday, April 7, 2015. Dial-in details for the conference call will be included in the April 6 release. The Company did not release its financial results today as the audit of the financial statements has not yet been completed.

The Company also intends to release on Monday, April 6, 2015 its production results for the first quarter of 2015.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit the Banro website at www.banro.com, or contact:
Banro Investor Relations, +1 (416) 366-2221, +1-800-714-7938, IR@banro.com, and follow Banro on Twitter @banrocorp.